Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No. 1-4881

The following letter was delivered to certain personnel of Avon Products, Inc. on May 22, 2019.

To: Avon Associates Worldwide
From: Jan Zijderveld, CEO

May 22, 2019

A few moments ago, we announced a plan to combine Avon and Natura &Co. This is a historic next step for Avon – one that the Board and I believe will enable us to significantly accelerate our ongoing efforts to ‘Open Up Avon’, and provide a long-term home for this iconic business. This combination will create new opportunities and tremendous value for our employees, Representatives, customers, and our shareholders. You can read the press release we issued here.

When I first joined Avon, I shared my belief that Avon was a diamond, but one that had been buried for some time. I saw a compelling foundation, incredible brand awareness, a deeply held commitment to women around the world, and dedicated employees, and I knew that we had the base and the energy to transform Avon and build the world’s leading digital social selling beauty company.

Over the past year, we have worked with focus and urgency to ‘Open Up Avon’, and today’s announcement is a testament to the effectiveness of these efforts and to their go-forward potential. With our ‘Open Up’ strategy and your hard work and passion, we have strengthened our competitiveness by renewing our focus on Her, simplifying our operations, and modernizing and digitizing our brand. With this transformational combination with Natura &Co we will be able to accelerate our strategy. In particular we will be able to step-change our e-commerce and digital capabilities to create a world-class digital beauty company. We will have access to a bigger portfolio of products and innovations and we will further improve our core social selling fundamentals, by creating one of the world’s premier direct-selling companies. We have created positive momentum and built a strong foundation and are now much better positioned to succeed through this combination with Natura &Co.

For those who are not familiar, Natura &Co is a Brazil-based market leading beauty company with a strong portfolio of products in fragrance, skin care, cosmetics, and gifting, among others. Natura &Co also owns and operates The Body Shop and Aesop retail stores around the world.

Our Board and management team carefully considered this transaction. By joining with Natura &Co, we will create the world’s fourth-largest pure-play beauty company. Together, we will build a best-in-class global and leading relationship selling business through our millions of Consultants and Representatives in 100 countries, with the ability to reach over 200 million consumers worldwide. Importantly, bringing our two companies together will create a diverse portfolio of complementary products, and the combined company will benefit from a strengthened presence in core markets in Brazil and Latin America and be able to leverage Avon’s already established presence in EMEA and Asia Pacific. The combined company will be a large and exciting multi-channel and multi-brand global beauty company.

We also see Natura &Co as an excellent cultural fit with Avon. We both have strong track records of positive social and community engagement, in particular a commitment to sustainability, and the empowerment of women. Together, we will be able to support and advance these values.

When this transaction closes, we will create a leading, direct-to-consumer global beauty company that leverages Avon’s and Natura &Co’s complementary strengths and purpose around the world. You have built a strong foundation which we are all very proud of and that the new combined company will continue to build upon with a focus on sustainable growth and living our purpose to empower women around the world over the long-term. We believe that this combination will create a larger organization with many new exciting opportunities for our employees. We will also have the opportunity to share best practices and showcase Avon’s talents, knowledge, and passion for our Representatives and customers.

While this announcement is an important milestone, please keep in mind that we are still in the early stages. In terms of next steps, we need to obtain the necessary regulatory and shareholder approvals and satisfy other customary closing conditions to complete the transaction, which we expect to occur in early 2020. Until then, it is important to remember that Avon and Natura &Co will continue to operate and compete as independent companies; we cannot begin integrating our two companies until the transaction is closed. For now, it remains business as usual, and we absolutely must remain focused on continuing to serve our Representatives and customers, and executing on ‘Open up Avon’.

We know you will have questions. I hope you can understand we will not have all the answers today as we work through many details over the coming months. In the meantime to help answer some of your questions, please take some time to review the attached FAQ document. In addition, we are holding a town hall webcast tomorrow, May 23, at 9:30 am ET / 2:30 pm UK. I encourage you to join.

On behalf of our Board of Directors and leadership team, I want to thank you for your continued dedication to Avon. Today’s exciting announcement is a testament to your incredible efforts and the core strength of our iconic company.

Thank you for all that you do for Avon.

Sincerely,

Jan

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this letter (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon and Natura &Co; our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Natura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Natura &Co’s directors and executive officers will be set forth in the definitive joint proxy statement/prospectus, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com. To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Natura &Co and Avon file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration.  In connection with the proposed transaction, Natura &Co will prepare a registration statement on Form F-4 that will include a joint proxy statement/prospectus for Avon’s shareholders to be filed with the Securities and Exchange Commission (“SEC”).  Avon will mail the joint proxy statement/prospectus to its shareholders, and Avon and Natura &Co will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Natura &Co by going to its investor relations page on its corporate web site at www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.